UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       January 23, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,426,603
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,426,603

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,426,603
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 61.8%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,426,603
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,426,603

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,426,603
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 61.8%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”) and (ii) Soohyung Kim (“Mr. Kim” and, together with Standard General, the “Reporting Persons”).  The securities reported herein are beneficially owned by Standard General in its capacity as investment manager to private investment vehicles.  Mr. Kim is a director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) See Item 2(a).

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

The shares of Class A Common Stock reported herein include 13,406 shares of Class A Common Stock held for the account of the private investment vehicles for which Standard General serves as investment manager and an additional 5,413,197 shares of Class A Common Stock that are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”) held for the account of such private investment vehicles.  In addition, the Reporting Persons beneficially own 220,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”), each share of which will be convertible, as of May 25, 2020, into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given.  Finally, the Reporting Persons hold an unsecured convertible promissory note, payable by the Company, in the original principal amount of $6,250,000 (the “Promissory Note”).  The Promissory Note will be convertible, as of May 25, 2020, into such number of shares of Class A Common Stock as is determined by dividing: (i) the outstanding principal and any accrued but unpaid interest under the Promissory Note by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given.

Item 3.  Source and Amount of Funds or Other Consideration

The 13,406 shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased in the open market (as reported in Item 5 below) for aggregate consideration, excluding commissions, of approximately $71,437.  The shares of Class B Common Stock of the Company reported herein as being beneficially owned by the Reporting Persons were acquired for an aggregate of $41,500,000 pursuant to a Contribution and Distribution Agreement, dated June 28, 2019, entered into with Emmis Communications Corporation in connection with the formation of the Company (the “Formation Transaction”).  The Promissory Note was issued by the Company to evidence a loan from an affiliate of the Reporting Persons in connection with the Formation Transaction.  The shares of Series A Preferred Stock reported herein as being beneficially owned by the Reporting Persons was issued by the Company in exchange for approximately $22,000,000 in connection with the Company’s assumption on December 9, 2019 of an agreement to acquire (the “Fairway Transaction”) from Fairway Outdoor Advertising Group, LLC ( “Fairway”) all of the equity interests in two wholly-owned subsidiaries of Fairway, which subsidiaries sell outdoor advertising space, and produce signs for use, on billboards in the Kentucky and Valdosta, Georgia areas.  All securities of the Company reported herein were purchased using working capital of the private investment vehicles.  The Formation Transaction and the Fairway Transaction are described in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on December 20, 2019 (the “Form 10‑Q”).

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities of the Company reported herein for investment purposes on behalf of the above-referenced private investment vehicles.  The Reporting Persons intend to evaluate on an ongoing basis this investment in the Company and options with respect to such investment.

The Reporting Persons may acquire additional shares of Class A Common Stock and/or other securities of the Company from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time.

On January 22, 2020, the Reporting Persons adopted a Rule 10b5-1 transaction plan (the “Plan”). The Plan was established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.  The Plan establishes predetermined trading parameters that do not permit the Reporting Persons to exercise subsequent influence over how, when or whether to effect trades thereunder.  Additional shares of the Issuer’s Common Stock having up to a pre-determined dollar value may be purchased for the benefit of the Reporting Persons under the Plan based upon pre-established stock price thresholds.

From time to time, the Reporting Persons may engage in discussions with the Company’s Board of Directors and/or members of the Company’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Company and other matters concerning the Company.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  The Reporting Persons did not engage in any transactions in securities of the Company during the sixty day period prior to the filing of this Schedule 13D, other than the above-described purchase of Series A Preferred Stock and the transactions described in the following table:

Security	Transaction	Date	No. Shares	Price Per Share
Class A Common Stock	Open market purchase	1/23/2020	1,300	$4.5719
Class A Common Stock	Open market purchase	1/24/2020	8,177	$5.3079
Class A Common Stock	Open market purchase	1/27/2020	2,400	$5.7661
Class A Common Stock	Open market purchase	1/28/2020	1,529	$5.3971
Class B Common Stock	See below (*)	1/23/2020	53,444	$0.00

* Additional issuance for no consideration in proportion to additional shares issued for no consideration to the holders of Class A Common Stock.

(d)  Not applicable.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding the Promissory Note is incorporated herein by reference to Items 2 and 3.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                January 28, 2020
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim